SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED **DECEMBER 31, 2003**

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ TO ______

Commission file number 1-3701

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION
(Full Title of the Plan)

AVISTA CORPORATION
1411 East Mission Avenue
Spokane, Washington 99202-2600
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION

Financial Statements

Attached are the Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

See Exhibit Index on page 2-1.

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION

Financial Statements and Independent Auditors' Report

December 31, 2003 and 2002

AVISTA Corp.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Contents

LE MASTER &
DANIELS PLLC

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF THE McGLADREY NETWORK

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Compensation & Organization Committee
Investment and Employee Stock
Ownership Plan for Employees of
Avista Corporation
Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation (Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LeMaster & Daniels PLLC

Spokane, Washington
March 26, 2004

Statement of Net Assets Available for Benefits — December 31, 2003

	401(k) and Allocated ESOP	Unallocated ESOP	Total
ASSETS:			
Investments, at current value:			
Cash equivalents	$ 11,583	$ 99	$ 11,682
Common stock	55,991,513	1,713,300	57,704,813
Mutual funds	94,020,690	-	94,020,690
Common/collective trust	26,238,570	-	26,238,570
Participant loans	2,256,423	-	2,256,423
Total investments	178,518,779	1,713,399	180,232,178
Receivables:			
Employer contributions	131,650	-	131,650
Employee contributions	313,617	-	313,617
	445,267	-	445,267
Total assets	178,964,046	1,713,399	180,677,445
LIABILITIES:			
Broker payable for unsettled trades	20,059	-	20,059
Note payable	-	2,423,500	2,423,500
Total liabilities	20,059	2,423,500	2,443,559
NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS	$178,943,987	$ (710,101)	$178,233,886

See accompanying notes to financial statements.

Statement of Net Assets Available for Benefits — December 31, 2002

	401(k) and Allocated ESOP	Unallocated ESOP	Total
ASSETS:			
Investments, at current value:			
Cash equivalents	$ 10,906	$ 2,176	$ 13,082
Common stock	35,300,414	1,957,883	37,258,297
Mutual funds	67,812,273	-	67,812,273
Common/collective trust	23,560,938	-	23,560,938
Participant loans	2,174,049	-	2,174,049
Total investments	128,858,580	1,960,059	130,818,639
Receivables:			
Employer contributions	128,886	-	128,886
Employee contributions	304,140	-	304,140
	433,026	-	433,026
Total assets	129,291,606	1,960,059	131,251,665
LIABILITIES:			
Broker payable for unsettled trades	8,537	-	8,537
Note payable	-	4,145,500	4,145,500
Total liabilities	8,537	4,145,500	4,154,037
NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS	$129,283,069	$ (2,185,441)	$127,097,628

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

	401(k) and Allocated ESOP	Unallocated ESOP	Total
ADDITIONS:			
Investment income:			
Interest and dividends	$ 4,160,704	$ 399,150	$ 4,559,854
Net appreciation in current value of investments	39,922,401	851,171	40,773,572
	44,083,105	1,250,321	45,333,426
Contributions:			
Employer	2,609,936	1,654,958	4,264,894
Employee	8,190,785	-	8,190,785
Rollovers	46,538	-	46,538
	10,847,259	1,654,958	12,502,217
Allocation of 74,814 shares of Avista Corp. common stock, at market	1,095,753	-	1,095,753
	56,026,117	2,905,279	58,931,396
DEDUCTIONS:			
Distributions to participants	6,285,788	-	6,285,788
Administrative expenses	79,411	-	79,411
Interest expense	-	334,186	334,186
Allocation of 74,814 shares of Avista Corp. common stock, at market	-	1,095,753	1,095,753
	6,365,199	1,429,939	7,795,138
NET INCREASE	49,660,918	1,475,340	51,136,258
NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS:			
Beginning of year	129,283,069	(2,185,441)	127,097,628
End of year	$178,943,987	$ (710,101)	$178,233,886

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

	401(k) and Allocated ESOP	Unallocated ESOP	Total
ADDITIONS:			
Investment income (loss):			
Interest and dividends	$ 3,941,105	$ 397,240	$ 4,338,345
Net depreciation in current value of investments	(21,958,578)	(310,333)	(22,268,911)
	(18,017,473)	86,907	(17,930,566)
Contributions:			
Employer	2,590,793	1,622,974	4,213,767
Employee	7,792,479	-	7,792,479
Rollovers	470,713	-	470,713
	10,853,985	1,622,974	12,476,959
Allocation of 73,505 shares of Avista Corp. common stock, at market	952,267	-	952,267
	(6,211,221)	1,709,881	(4,501,340)
DEDUCTIONS:			
Distributions to participants	7,373,922	-	7,373,922
Administrative expenses	110,544	-	110,544
Interest expense	-	486,465	486,465
Allocation of 73,505 shares of Avista Corp. common stock, at market	-	952,267	952,267
	7,484,466	1,438,732	8,923,198
NET INCREASE (DECREASE)	(13,695,687)	271,149	(13,424,538)
NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS:			
Beginning of year	142,978,756	(2,456,590)	140,522,166
End of year	$129,283,069	$ (2,185,441)	$127,097,628

See accompanying notes to financial statements.

NOTE 1 —DESCRIPTION OF THE PLAN:

The following description of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation (Plan) provides only general information. Participants should refer to the Plan document for a more complete description.

a. *General* – Effective January 1, 1984, Avista Corporation (Corporation) established an Employee Investment Plan under Section 401(k) of the Internal Revenue Code as a supplemental plan to the Retirement Plan for Employees of Avista Corporation. The Plan, which was restated effective January 1, 2001, is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all statutory revisions thereto. The purpose of this Plan, in which participation is voluntary, is to encourage employees to systematically save a portion of their current compensation and to supplement their savings with contributions from the Corporation.

b. *Eligibility* – Employees are eligible to participate in the Plan after their first pay period following employment.

c. *Funding policy* – Employee contributions are made by payroll deduction and transferred to the Plan trustee as soon as practicable following the payroll period in which such amounts are withheld. The employer contribution is equal to 75% of the first 6% of compensation deferred. Employer contributions are made out of current or accumulated earnings of the Corporation.

d. *Employee contributions* – Plan participants make contributions during any payroll period for which they receive earnings as eligible employees in an amount equal to not less than 1% nor more than 25% of their earnings. Employee contributions represent tax-deferred compensation and may be invested in the employee's choice of various fund options (each with a different investment objective and risk) in the combination specified by the employee.

e. *Employer contributions* – The Corporation and most subsidiaries have an obligation to the trust fund for an amount equal to 75% of employee contributions that do not exceed 6% of the employee's salary. Employer contributions are first applied to the Employee Stock Ownership Plan (ESOP) Fund to set aside a fixed number of shares of Corporation stock (see note 5). If these shares do not satisfy the required employer contribution for the quarter, additional shares of Corporation stock are purchased from the Corporation or on the open market and applied to the Avista Corporation Company Stock Fund. Shares are distributed to the accounts of participants in the proportion that each participant's contribution bears to total employee contributions for that quarter.

f. *Vesting* – Participant contributions are 100% vested at all times. Participants vest 100% in the employer matching contribution after one year of service.

NOTE 1 —DESCRIPTION OF THE PLAN (continued):

g. *Distributions* – Distributions to participants are permitted for termination, retirement, death, disability, or financial hardship as determined by the Compensation & Organization Committee. A participant with a financial hardship which imposes an immediate and heavy financial need that cannot be reasonably met by other sources may, with the approval of the Compensation & Organization Committee, withdraw a portion of his/her account balance subject to provisions of the Plan. Distributions due to termination shall commence as soon as administratively feasible following the date a participant terminates employment. Distributions may be made in a lump sum, equal annual installments over a period not to exceed 3 years, or monthly installments over not more than 15 years.

h. *Participant loans* – Participants may borrow the lesser of $50,000 or 50% of their vested account balance, but in no case less than $1,000. Interest on the principal balance outstanding is charged at the prime rate plus 1%. Loans, which are secured by the participant's account balance, are repaid by payroll deduction over a term not to exceed five years (10 years for a primary residence loan).

i. *Administration* – The Plan is administered by the Compensation & Organization Committee consisting of directors and employees appointed by the Corporation's Board of Directors. Payment of certain administrative expenses is the responsibility of the Plan.

j. *Termination of the Plan* – The Corporation may discontinue employer contributions and terminate the Plan by resolution of the Board of Directors. In the event of termination, the rights of Plan participants are nonforfeitable. The assets will be distributed based on the value of a prior valuation date plus any employee and employer contributions made between the valuation date and the date the Plan is terminated. Any balance remaining in the trust fund will be allocated to Plan participants ratably in proportion to the values of their respective accounts.

NOTE 2 —SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. The accounting records of the Plan are maintained on the accrual basis. An addition is recorded and a receivable established for employer and employee contributions and investment income not received by the Plan prior to the Plan year end. A deduction is recorded and a liability established for obligations incurred in one period but paid in another.

b. Investments are stated at current market value, which is determined by using market quotations and other information available at the valuation date. Investments in common/collective trust funds are presented at estimated fair value, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund's net assets by its units outstanding at the valuation date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Corporation stock held in the Avista Corporation Company Stock Fund is valued at its quoted market price. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

NOTE 2 —SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

c. Benefits are recorded when paid.

d. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 —INCOME TAX STATUS:

The Plan obtained its latest determination letter in July 2002 in which the Internal Revenue Service stated that the Plan is qualified and the related trust is tax exempt under the appropriate sections of the Internal Revenue Code.

NOTE 4 —INVESTMENTS:

As of December 31, 2003, the Plan's investments were held by The Vanguard Group, Inc. Investments consist of the following investment funds:

a. *Vanguard Retirement Savings Trust* – Monies in this fund are invested in high-quality fixed income securities with financial backing from insurance companies, commercial banks, and other conservative, short-term vehicles.
b. *Artisan International Fund* – The fund invests in international equity markets, across capitalizations and regions, with a focus on well-managed growth companies.

c. *Dodge & Cox Stock Fund* – This fund seeks long-term growth of principal and income by investing in stocks that appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth.

d. *Julius Baer International Equity Fund* – This fund seeks long-term capital growth by investing mainly in companies domiciled in developed countries outside of the United States.

e. *Sentinel Small Company Fund* – This fund seeks growth of capital by investing mainly in common stocks of small companies with market capitalizations of less than $3 billion. The fund also invests in medium size companies with market capitalizations between $3 and $10 billion with attractive growth potential.

f. *Sterling Capital Small Cap Value Fund* – This fund seeks to provide maximum long-term total return consistent with reasonable risk to capital. The fund primarily invests in common stocks of companies with market capitalizations of $1.4 billion or less.

NOTE 4 —INVESTMENTS (continued):

g. *Vanguard 500 Index Fund* – This stock index fund attempts to duplicate the investment results of the Standard & Poor's 500 Index, which consists primarily of large companies in the United States.

h. *Vanguard PRIMECAP Fund* – This fund invests in stocks of companies with above average prospects for continued earnings growth, strong industry positions, and skilled management teams and seeks to provide long-term capital appreciation.

i. *Vanguard Small Cap Growth Index Fund* – This stock index fund attempts to duplicate the investment results of the MSCI U.S. Small Cap Growth Index, which consists primarily of growth stocks of smaller companies in the United States.

j. *Vanguard Small Cap Value Index Fund* – This stock index fund attempts to duplicate the investment results of the MSCI U.S. Small Cap Value Index, which consists primarily of value stocks of smaller companies in the United States.

k. *Vanguard Total Bond Market Index Fund* – This fund invests in U.S. Treasury, federal agency, mortgage backed, and investment grade corporate securities. The fund invests in a large sampling that matches key characteristics of the Lehman Brothers Aggregate Bond Index.

l. *Vanguard Value Index Fund* – This stock index fund attempts to duplicate the investment results of the MSCI U.S. Prime Market Value Index, which consists primarily of value stocks of predominantly large companies in the United States.

m. *Vanguard Wellington Fund* – This fund seeks income and long-term growth of capital without undue risk to capital. The fund's assets are divided between common stocks and bonds.

n. *Avista Corporation Company Stock Fund* – Monies are invested and reinvested, including all income thereon, in common stock of the Corporation purchased on the open market or from the Corporation.

o. *Employee Stock Ownership Plan (ESOP) Fund* – Employer contributions purchase a fixed number of shares of common stock of the Corporation from a trust fund established on behalf of the Plan.

p. *Self-directed accounts* – This option provides participants with the opportunity to further diversify their investments by accessing most mutual funds or individual securities available on the market.

NOTE 4 —INVESTMENTS (continued):

Investments as of December 31, 2003 and 2002, were as follows:

	December 31, 2003	December 31, 2002
Cash equivalents	$ 11,682	$ 13,082
Vanguard Retirement Savings Trust	26,238,570	23,560,938
Artisan International Fund	4,968,351	3,511,377
Dodge & Cox Stock Fund	3,285,768	1,604,185
Julius Baer International Equity Fund	6,676,593	-
Sentinel Small Company Fund	473,794	-
Sterling Capital Small Cap Value Fund	892,057	418,403
Vanguard 500 Index Fund	30,608,340	22,931,839
Vanguard PRIMECAP Fund	5,756,812	-
Vanguard Small Cap Growth Index Fund	14,169,889	-
Vanguard Small Cap Value Index Fund	1,559,477	809,253
Vanguard Total Bond Market Index Fund	5,960,040	5,459,516
Vanguard Value Index Fund	499,455	96,692
Vanguard Wellington Fund	19,170,114	15,020,123
Columbia Small Cap Fund	-	8,387,183
Janus Twenty Fund	-	3,418,615
Janus Worldwide Fund	-	6,155,087
Avista Corporation Company Stock Fund	55,516,171	35,821,217
Self-directed accounts	2,188,642	1,437,080
Participant loans	2,256,423	2,174,049
	$ 180,232,178	$ 130,818,639

Net appreciation (depreciation) in value of the Plan's investments (including investments bought, sold, and held during the year) for the years ended December 31, 2003 and 2002, was as follows:

	Years Ended December 31, 2003	Years Ended December 31, 2002
Mutual funds	$ 19,056,880	$ (16,837,680)
Common stock	21,716,692	(5,431,231)
	$ 40,773,572	$ (22,268,911)

NOTE 5 —EMPLOYEE STOCK OWNERSHIP PLAN (ESOP):

In April 1990 an ESOP component was added to the Plan. The Corporation and the trustee executed a promissory note in the amount of $14,125,000 in consideration for 500,000 new shares of Corporation stock that were transferred to an ESOP trust fund (number of shares subsequently doubled due to 2-for-1 stock split). As quarterly principal payments are made against the note, a fixed number of shares is released from the trust fund and transferred to the ESOP fund where they are allocated to Plan participants. The note is to be repaid over a 15-year term at an annual interest rate of 9.5%. Principal payments on this note are as follows:

Years Ending December 31,	Amount
2004	$1,928,250
2005	495,250

The note is collateralized by the unallocated shares of Corporation stock remaining in the trust fund. Allocated and unallocated portions of the ESOP component of the Plan are as follows:

	December 31,			
	2003		2002	
	Allocated	Unallocated	Allocated	Unallocated
Number of Corporation shares	905,447	94,553	830,633	169,367
Cost	$ 12,789,439	$ 1,335,561	$ 11,732,691	$ 2,392,309
Market	$ 16,406,700	$ 1,713,300	$ 9,602,117	$ 1,957,883

NOTE 6 —PARTICIPANT WITHDRAWALS:

Certain participants elected to withdraw from the Plan (e.g., by termination of employment) and were paid subsequent to the Plan's year end. Those withdrawals amounted to approximately $405,000 and $85,000 as of December 31, 2003 and 2002, respectively. For financial reporting purposes, those amounts are not included as distributions in the statements of changes in net assets available for benefits until actually paid.

NOTE 6 —PARTICIPANT WITHDRAWALS (continued):

The Department of Labor requires that participant withdrawals be reported as a liability on Form 5500 in the year the participant withdraws from the Plan. The following is a reconciliation of certain items per the financial statements to Form 5500:

	December 31, 2003	December 31, 2002
Net assets available for benefits per the financial statements	$ 178,233,886	$ 127,097,628
Participant withdrawals payable	(405,000)	(85,000)
Net assets available for benefits per Form 5500	$ 177,828,886	$ 127,012,628
Distributions to participants per the financial statements	$ 6,285,788	$ 7,373,922
Participant withdrawals payable, beginning of year	(85,000)	(108,000)
Participant withdrawals payable, end of year	405,000	85,000
Distributions to participants per Form 5500	$ 6,605,788	$ 7,350,922

NOTE 7 —RELATED-PARTY TRANSACTIONS:

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

SUPPLEMENTAL INFORMATION

Schedule of Assets Held for Investment Purposes — December 31, 2003

Identity of Issue	Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Cash equivalents:		
Interest-bearing cash equivalents	Due on demand, rate fluctuates daily	$ 11,682
Common/collective trust:		
Vanguard Retirement Savings Trust	26,238,570 shares	26,238,570
Mutual funds:		
Artisan International Fund	262,737 shares	4,968,351
Dodge & Cox Stock Fund	28,878 shares	3,285,768
Julius Baer International Equity Fund	251,947 shares	6,676,593
Sentinel Small Company Fund	68,966 shares	473,794
Sterling Capital Small Cap Value Fund	53,036 shares	892,057
Vanguard 500 Index Fund	298,124 shares	30,608,340
Vanguard PRIMECAP Fund	108,537 shares	5,756,812
Vanguard Small Cap Growth Index Fund	1,083,325 shares	14,169,889
Vanguard Small Cap Value Index Fund	135,725 shares	1,559,477
Vanguard Total Bond Market Index Fund	578,083 shares	5,960,040
Vanguard Value Index Fund	26,356 shares	499,455
Vanguard Wellington Fund	665,398 shares	19,170,114
Total mutual funds		94,020,690
Common stock:		
Avista Corporation	3,063,806 shares	55,516,171
Self-directed securities	Various	2,188,642
Total common stock		57,704,813
Participant loans	Interest rates from 5% to 10.50% per annum; maturity dates from 2004 to 2013	2,256,423
Total investments		$180,232,178

Since all investments are participant-directed, cost information is omitted in accordance with instructions for preparation of 2003 Form 5500, Return of Employee Benefit Plan.

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President & Chief Financial Officer, responsible for administration of The Investment and Employee Stock Ownership Plan of Avista Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on July 6, 2004.

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION

By ______________________

Name: Malyn K. Malquist

Title: Senior Vice President, Chief Financial Officer & Treasurer

EXHIBIT INDEX

Exhibit 23. Independent Auditors' Consent of LeMaster & Daniels, PLLC

Exhibit 23

LE MASTER &
DANIELS PLLC

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF THE McGLADREY NETWORK

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation of our report dated March 26, 2004, appearing in the Annual Report on Form 11-K of the Investment and Employee Stock Ownership Plan for Employees of Avista Corp. for the year ended December 31, 2003.

LeMaster & Daniels PLLC

Spokane, Washington
June 14, 2004